EXHIBIT 19
QUALCOMM INCORPORATED
INSIDER TRADING POLICY

I.Introduction.
In order to comply with federal and state securities laws governing (a) trading securities while in possession of “material nonpublic information” concerning QUALCOMM Incorporated and/or its subsidiaries (collectively, “Qualcomm” or the “Company”), and (b) tipping or disclosing material nonpublic information to outsiders, and in order to prevent even the appearance of improper trading or tipping, Qualcomm has adopted this QUALCOMM Incorporated Insider Trading Policy (“Policy”). This Policy applies to the members of Qualcomm’s Board of Directors (the “Board”), all officers, employees and consultants of Qualcomm, and all persons or entities over which such individuals have or share voting or investment control (collectively, “covered persons”). In addition, this Policy applies to the Company itself when conducting transactions in its own securities (e.g., stock repurchase transactions).
II.Explanation of the Law.
During the course of a covered person’s service with Qualcomm, he or she may use or have access to information that is not yet publicly available about Qualcomm or about other publicly traded companies. Information is considered to be available to the public only when it has been released to the public through appropriate channels, such as by means of a press release, webcast, Securities and Exchange Commission (“SEC”) filing or a widely disseminated statement from one of the Company’s senior officers, and enough time has elapsed to permit the investment market to absorb and evaluate the information. Because a covered person may have access to information before it is available to the public, he or she may be in a position to profit financially by buying or selling or in some other way dealing in Qualcomm securities or securities of another publicly traded company, or may be in a position to pass this information on to some other person.
Individuals who possess material nonpublic information have a legal obligation not to use such information for personal gain. Under the law, if you, during the course of your work, obtain material nonpublic information that could affect the price of a company’s stock, you can be considered an “insider.” This means that you could be subject to legal actions, both civil and criminal, should you buy or sell that company’s stock on the basis of such material nonpublic information, cause others to buy or sell that company’s stock on the basis of such information, or provide such information to a third party who in turn buys or sells that company’s stock (whether or not you intend to realize a profit from such “tip”). The use of material nonpublic information to gain personal benefit is as illegal with respect to a few shares of stock as it is with respect to a large number of shares. Furthermore, it is important that the appearance as well as the fact of insider trading violations be avoided.
In addition to our general responsibilities to protect Qualcomm’s confidential information and to refrain from insider trading violations, we have an important responsibility to guard against the disclosure of any information about Qualcomm or any other public company that would be important to investors or could affect the price of Qualcomm’s or such other company’s stock. Whether the information is proprietary to Qualcomm or information that could have an impact on our stock price or that of another company, we must not pass the information on to others.
III.Statement of Policy and Procedures.
A.No Trading While in Possession of Material Nonpublic Information.
No covered person who is aware of material nonpublic information relating to Qualcomm may, directly, or indirectly through third parties: (a) buy or sell securities of Qualcomm (other than pursuant to a 10b5-1 Trading Plan, as defined in Exhibit B), or engage in any other action to take personal advantage of that information (such as through a gift or donation and associated sale or recognition of a tax benefit); or (b) pass that information on to others outside Qualcomm, including friends and family. In addition, no covered person who in the course of working for Qualcomm learns of material nonpublic information concerning another publicly traded company (including but not limited to customers, suppliers and those companies with which Qualcomm may be negotiating a major transaction), may trade in that company’s securities until that information becomes public or is no longer material. This Policy is meant to prevent violations of insider trading laws as well as the appearance of any improper transaction.
B.No Trading by Others on a Covered Person’s Behalf.
When a covered person is prohibited from trading in Qualcomm securities because he or she is aware of material nonpublic information, he or she may not have a third party trade in securities on his or her behalf, or disclose such information to any third party (other than certain Qualcomm advisors, such as legal or accounting firms, who require such information in connection with their work on behalf of Qualcomm). Any trades made by a third party on behalf of a covered person will be attributed to that covered person. Thus, trades in Qualcomm securities held in street name in a covered person’s account or for his or her benefit at a brokerage firm are also prohibited if the covered person is otherwise prohibited from trading in Qualcomm securities. If a covered person invests in a “managed account” or arrangement (other than pursuant to a 10b5-1 Trading Plan), he or she should instruct the broker or advisor not to trade in Qualcomm securities on his or her behalf. Transactions in mutual funds or exchange-traded funds (that may in turn invest in Qualcomm securities) are not subject to this Policy.
C.Material Information.
Information about Qualcomm is “material” if it would be expected to affect the investment or voting decisions of a reasonable stockholder or investor. In simple terms, material information is any type of information which could reasonably be expected to affect the trading price of Qualcomm securities. Both positive and negative information may be material. While it is not possible to identify all information that could be deemed “material” to investors, the following types of information have generally been regarded as important to investors and, as such, special care should be taken when in possession of such information that has not yet been made public:
•Financial performance, especially quarterly and year-end earnings, and significant changes in financial performance or liquidity.
•Financial projections and near-term strategic plans of significance.
•Potential significant acquisitions, sales of businesses or assets, or partnering agreements.
•New contracts, orders, suppliers, customers or finance sources, or the loss thereof, that are reasonably likely to have a major impact on Qualcomm.
•Major discoveries or significant changes or developments in products or product lines, research or technologies that are reasonably likely to have a major impact on Qualcomm.
•Significant changes or developments in supply or demand.
•Significant product defects, recalls or product returns.
•Stock splits, public or private securities/debt offerings, or changes in Qualcomm’s dividend policies or amounts.
•Significant changes in senior management or membership of the Board of Directors.
•Actual or threatened major litigation or regulatory action, or the resolution of such litigation or regulatory action.
•Significant cybersecurity incidents.

This list is intended to provide examples of the types of issues which might give rise to material information and is not intended to be exhaustive.
The materiality of information is determined on a case-by-case basis in light of all relevant facts and circumstances. All securities transactions will be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction, a covered person should carefully consider how regulators and others might view his or her transaction in hindsight.
D.Nonpublic Information.
“Nonpublic” information is information that Qualcomm has not released publicly, either by a press release, webcast, a filing with the SEC or a widely disseminated officer’s statement, or is not otherwise available publicly. As a general rule, information pertaining to Qualcomm would be considered to be “public” 24 hours after an announcement by Qualcomm is broadly disseminated. Therefore, a covered person who was aware of the material information prior to its public release should not engage in transactions in Qualcomm securities until at least one full trading day has elapsed since such information is publicly released. For example, if an announcement is made after trading on NASDAQ closes on a Monday, but before trading on NASDAQ opens on Tuesday, such covered person would not be able to trade until the opening of trading on NASDAQ on Wednesday.
E.Blackout Periods.
To protect both covered persons and Qualcomm from potential liability, from time to time Qualcomm may impose a special “blackout” period during which some or all covered persons may not buy or sell Qualcomm securities. Qualcomm will impose such a special blackout period if, in the judgment of the Trading Compliance Officers, Qualcomm is in possession of material nonpublic information or there otherwise exists undisclosed information that might, with the benefit of hindsight, make trades by covered persons (or certain covered persons) appear to have been inappropriate. The Company will notify affected covered persons of the commencement and termination of any such special blackout period. Covered persons should be aware that the existence of any such special blackout period may itself be considered material nonpublic information. Accordingly, covered persons should not disclose the existence of a special blackout period to any other person, except as necessary to prevent others from trading on the covered person’s behalf during such period.
Designated Insiders (as defined in Exhibit A to this Policy) of Qualcomm are subject to regular blackout periods (trading windows) as set forth on Exhibit A.
F.Short Sales and Share Lending Programs.
Short sales of Qualcomm securities evidence an expectation on the part of the seller that the securities will decline in value, and therefore signal to the market that the seller has no confidence in Qualcomm or its short-term prospects. In addition, short sales may reduce the seller’s incentive to improve Qualcomm’s performance. For these and other reasons, short sales of Qualcomm securities by covered persons are prohibited. In addition, Section 16(c) of the Securities Exchange Act of 1934, as amended, prohibits executive officers and Board members from engaging in short sales. Further, certain brokerage firms may offer covered persons the opportunity to participate in paid share lending programs with respect to their shares of Qualcomm securities, one intent of which may be to facilitate short selling of Qualcomm securities by other market participants. Voluntary participation in such programs by covered persons is also prohibited.
G.Derivative and Hedging Transactions.
A derivative transaction in Qualcomm securities, whether for purposes of hedging, income or monetization, is, in effect, a bet on the movement of Qualcomm’s stock. Derivatives may include publicly traded options contracts on an exchange, such as puts, calls, caps, floors or collars, or privately negotiated contracts such as forward sales contracts in which the stockholder continues to own the underlying stock without the risks or rewards of ownership. Derivative transactions may focus attention on short-term stock performance and anticipated stock price movements at the expense of Qualcomm’s long-term objectives. Derivatives may also create the appearance of speculative trading based on inside information. Accordingly, covered persons are prohibited from engaging in derivative transactions in Qualcomm securities.
Similarly, hedging transactions are designed to reduce or eliminate the risk of stock ownership and performance. Accordingly, a covered person may not purchase financial instruments (including prepaid variable forward contracts, equity swaps, collars or exchange funds), or otherwise engage in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Qualcomm securities. In other words, covered persons are prohibited from engaging in hedging transactions in Qualcomm securities.
H.Standing Orders.
Standing orders, such as Good-Until-Cancelled, Stop Loss or Limit Orders, are permitted under this Policy but should be used only for a very brief period of time when the covered person can be reasonably certain the order will not execute during a blackout period/trading window or at a time when the covered person otherwise possesses material nonpublic information (unless they are part of a 10b5-1 Trading Plan). A standing order placed with a broker to sell or purchase stock at a specified price leaves the stockholder with no control over the timing of the transaction, and a standing order transaction executed by the broker when a covered person is aware of material nonpublic information may result in unlawful insider trading. A standing order is not the equivalent of a 10b5-1 Trading Plan. Accordingly, a covered person must terminate any unexecuted standing orders upon coming into possession of material nonpublic information (or as soon as possible following the imposition of a special blackout period). In addition, Designated Insiders must terminate any unexecuted standing orders prior to a scheduled closing of the trading window (as defined in Exhibit A), or as soon as possible following an unscheduled closing of the trading window.
I.Margin Accounts and Pledges.
Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the customer or borrower is aware of material nonpublic information or otherwise is not permitted to trade in Qualcomm securities, covered persons must use caution when pledging Qualcomm stock as collateral for a loan. Designated Insiders are prohibited from holding Qualcomm securities in a margin account or pledging Qualcomm securities (as set forth in Exhibit A).
J.Transactions by Family Members.
This Policy also applies to family members who live with a covered person, anyone else who lives in the covered person's household, and any family members who do not live with a covered person but whose transactions in Qualcomm securities are directed by the covered person or are subject to the covered person's influence or control (such as parents or children who consult with the covered person before they trade in Qualcomm stock). Covered persons are responsible for the transactions of those people over which the covered person exercises influence or control, so covered persons should make those people aware that they should consult with the covered person before they trade in Qualcomm securities.
K.Tipping.
No covered person shall disclose (“tip”) material nonpublic information to any third party (including family members) where such information may be used by such third party to his or her advantage by trading in the securities of companies to which such information relates, nor shall such covered person make recommendations or express opinions on the basis of material nonpublic information as to trading in Qualcomm securities, in each case whether or not such covered person intends to realize a profit from such “tip”. This prohibition includes giving trading advice without actually disclosing material nonpublic information, such as a general statement that, “I would sell now if I were you, but I can’t tell you why.” As with each of the prohibitions on trading while aware of material nonpublic information discussed in this Policy, the prohibition on tipping also applies to material nonpublic information regarding securities of other public companies.
L.Disclosure of Information to Others.
Qualcomm is required under Regulation FD of the federal securities laws to avoid the selective disclosure of material nonpublic information. Qualcomm has established procedures for releasing material information in a manner that is designed to achieve broad dissemination of the information immediately upon its release. Covered persons may not, therefore, disclose material information to anyone outside Qualcomm (other than certain Qualcomm advisors, such as legal or accounting firms, who require such information in connection with their work on behalf of Qualcomm), including family members and friends, other than in accordance with those established procedures.
M.Benefit Plans.
Employee Stock Purchase Plans. The trading prohibitions and restrictions set forth in this Policy do not apply to periodic contributions by Qualcomm or employees to employee stock purchase plans or employee benefit plans (e.g., 401(k) plan) which are used to purchase Qualcomm securities pursuant to the employee’s advance instructions. However, employees may not alter their instructions regarding the level of withholding or the purchase of Qualcomm securities in such plans while in the possession of material nonpublic information. Any subsequent sale of securities acquired under such plans is subject to the prohibitions and restrictions of this Policy.
Equity Awards. The trading prohibitions and restrictions set forth in this Policy apply to all sales of securities acquired through the exercise of stock options or the vesting of restricted stock units (RSUs) or Performance Stock Units (PSUs) granted by Qualcomm (in addition to all other shares of Qualcomm stock held by a covered person, however acquired), but not to the mere acquisition of securities through the exercise of stock options for cash or the vesting of RSUs or PSUs.
N.Post-Termination Transactions.
This Policy continues to apply to a covered person’s transactions in Qualcomm securities even after that person’s service with Qualcomm has terminated. If a covered person is in possession of material nonpublic information when his or her service terminates, he or she may not trade in Qualcomm securities until that information has become public or is no longer material.
O.Further Restrictions on Officers, Board Members and Other Designated Insiders.
Because executive officers, Board members and certain employees of Qualcomm are the most likely to possess material nonpublic information about Qualcomm and trades by these persons can more easily create the appearance of impropriety, they are required to do more than adhere to the terms stated in this Policy. Pursuant to Exhibit A of this Policy, “Designated Insiders” of Qualcomm are required to limit their transactions in Qualcomm securities to defined time periods following public dissemination of quarterly and annual financial results, preclear transactions and observe other restrictions designed to minimize the risk of apparent or actual insider trading violations.
P.Policy Relating to the Company’s Trading in Its Own Securities.
The Company shall not trade in its own securities while in possession of material nonpublic information related to the Company, unless such trading activity otherwise complies with all applicable securities laws. Any trading by the Company in its own securities must be pre-approved by the Trading Compliance Officers (as defined below) or their designees.

Q.Violation of Insider Trading Policy; Potential Criminal and Civil Liability and/or Disciplinary Action.
Liability for Insider Trading Violations. The consequences of insider trading can be severe. Persons violating insider trading rules may be required to disgorge the profit made or the loss avoided by the trading, pay the loss suffered by the person who purchased securities from or sold securities to the violator, pay civil penalties up to three times the profit made or loss avoided, pay a criminal penalty of up to $5 million, and serve a jail term of up to twenty years. Qualcomm and/or the supervisors of the person violating the rules may, under certain circumstances, also be required to pay major civil or criminal penalties.
Liability for Tipping. Covered persons may also be liable for improper transactions by any third party (commonly referred to as a “tippee”) to whom they have disclosed material nonpublic information regarding Qualcomm or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in Qualcomm securities. The SEC has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the Financial Industry Regulatory Authority (FINRA) use sophisticated electronic surveillance techniques to uncover insider trading violations.
Possible Disciplinary Actions. Covered persons who violate this Policy shall also be subject to disciplinary action by Qualcomm, which may include ineligibility for future participation in Qualcomm’s equity incentive plans or termination of employment or consulting services, whether or not the covered person’s failure to comply results in a violation of law. In addition, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish one’s reputation, irreparably damage a career and subject a person to significant legal defense costs.
Any covered person who violates this Policy or any federal or state laws governing insider trading, or knows of any such violation by any covered person, must report the violation immediately to a Trading Compliance Officer or his or her designee.
R.Insider Trading Compliance Officers.
The General Counsel and the Chief Financial Officer of QUALCOMM Incorporated are each designated as Insider Trading Compliance Officers (the “Trading Compliance Officers”). From time to time, the Chief Executive Officer of QUALCOMM Incorporated may designate one or more additional officers to serve as a Trading Compliance Officer. The Trading Compliance Officers or their designees shall be responsible for: (i) administering, monitoring and enforcing compliance with this Policy; (ii) responding to inquiries relating to this Policy, and making final determinations as to the applicability or interpretation of this Policy; (iii) recommending any modifications or amendments of this Policy to the Governance Committee of the Board (the “Governance Committee”); (iv) maintaining and periodically updating the list of Designated Insiders; (v) monitoring the opening and closing of trading windows and implementing any additional blackout periods as deemed necessary or appropriate by the Compliance Officers; and (vi) designing and requiring training programs regarding this Policy for Company employees and other covered persons, as the Compliance Officers deem appropriate. Any covered person who is unsure whether the information that they possess is material or nonpublic must consult with a Trading Compliance Officer or his or her designee for guidance before trading in any Qualcomm securities.
S.Modifications to Insider Trading Policy.
Qualcomm may change the terms of this Policy from time to time. The Governance Committee will be responsible for reviewing and adopting any modification to this Policy. Qualcomm will take steps to inform all affected persons of any material change to this Policy.
T.Personal Responsibility.
Qualcomm has adopted this Policy in order to promote compliance with insider trading laws and prevent even the appearance of improper trading or tipping. However, compliance with this Policy and all applicable laws and regulations is ultimately the responsibility of each covered person. Any action on the part of the Company, the Trading Compliance Officers or their designees in connection with this Policy (including, if applicable, preclearance of transactions or approval of 10b5-1 Trading Plans) does not constitute legal advice and will not insulate a covered person from liability under applicable securities laws.

EXHIBIT A
TO THE QUALCOMM INCORPORATED INSIDER TRADING POLICY
Restrictions on Transactions in Qualcomm Securities by Designated Insiders.
A.Overview.
If you possess material nonpublic information about a company, you cannot trade in that company’s securities, advise anyone else to do so, or communicate the information to anyone else until that information has been disseminated to the public. Furthermore, it is important to avoid even the appearance of trading on the basis of material nonpublic information. To minimize the risk of actual or apparent violations by Designated Insiders (as defined below), we have adopted the following additional restrictions on transacting in Qualcomm securities by Designated Insiders.
Transactions in Qualcomm securities by Designated Insiders shall only occur during open trading windows in accordance with the administrative procedures set forth in this Policy, unless the transaction is expressly permitted by this Policy to occur during a closed trading window and such transaction is effected in accordance with the administrative procedures and the terms and conditions of this Policy.
B.Persons Considered Designated Insiders.
“Designated Insiders” under this Policy shall include all persons subject to Section 16 of the Securities Exchange Act of 1934, as amended (“Section 16”), and such other individuals that Qualcomm management, in consultation with the Trading Compliance Officers, designates as Designated Insiders. Generally, a Designated Insider shall be any person who by function of his or her employment is consistently in possession of material nonpublic information or performs an operational role, such as head of a division or business unit, that is material to Qualcomm as a whole. Designated Insiders will be notified of their status as such by the Trading Compliance Officers or their designees. The Governance Committee will receive annually a report from the Trading Compliance Officers concerning those individuals (other than those subject to Section 16) designated as “Designated Insiders” for purposes of this Policy.
C.Persons Subject to Section 16.
The Governance Committee will, at least annually, review, approve and recommend to the Board those individuals subject to Section 16. In general, all executive officers identified in Qualcomm’s Annual Report on Form 10-K and all Board members of QUALCOMM Incorporated will be subject to Section 16.
D.Trading Windows and Transaction Administration.
1.Trading Windows. An open trading window (i.e., when a Designated Insider can usually buy or sell Qualcomm securities) will generally close two weeks prior to the end of a fiscal quarter and commence approximately 24 hours after the public issuance of Qualcomm's earnings release for that fiscal quarter. Notwithstanding the above, the trading window may be closed or opened at other times upon the determination of the Trading Compliance Officers. Qualcomm will always advise you when the trading window opens and closes. Even if the trading window is open, you must not trade in Qualcomm securities at any time that you are personally in possession of material nonpublic information.
2.Transaction Administration. Prior to consummating any transaction in Qualcomm securities (including, for the avoidance of doubt, a bona fide gift of Qualcomm securities), Designated Insiders must obtain preclearance in writing from Stock Administration-Legal. Requests for preclearance should be submitted in accordance with the procedures established by Stock Administration-Legal at least two business days in advance of a proposed transaction. Requests must include the following information: (i) the nature of the proposed transaction (e.g., sale, purchase, gift); (ii) the expected date or timeframe for the proposed transaction; (iii) the approximate number of shares involved;

and (iv) a confirmation that the Designated Insider is not aware of any material nonpublic information concerning the Company. The Trading Compliance Officers or their designees may withhold or condition preclearance requests, or revoke approved requests, in their sole discretion. Preclearance for any pending transactions, unless earlier revoked, will remain valid until the next regularly scheduled closing of the trading window, the commencement of any special blackout period (as provided in Section III.E of the Policy), or the Designated Insider coming into possession of material nonpublic information, whichever occurs first.
The intent of these requirements is to notify all parties in advance of pending transactions and to prevent even the appearance of insider trading violations, and, for Designated Insiders subject to Section 16, to report transactions on a timely basis and avoid potential “short-swing” transactions (described below) under the federal securities laws. Transactions executed pursuant to 10b5-1 Trading Plans established in compliance with Exhibit B will not require preclearance.
The procedures and restrictions in this Exhibit A deal only with transactions in Qualcomm securities and do not apply to other companies where you may also be subject to applicable insider trading policies or restrictions.
E.Transaction Guidelines.
1.“Short-Swing” Profits. Persons subject to Section 16 are prohibited from certain purchases and sales of Qualcomm securities within a six month period, and violators can be subject to civil and criminal liabilities. If you are subject to Section 16, and you intend to sell Qualcomm securities within six months of a purchase, or purchase Qualcomm securities within six months of a sale, please consult with a Trading Compliance Officer (in addition to following the required preclearance procedures set forth above).
2.Gifts and Other Transfers. Gifts of Qualcomm securities to third parties by Designated Insiders must be made during an open trading window and precleared through Stock Administration-Legal, as described above. Gifts are not permitted during a closed trading window (unless made pursuant to a previously approved 10b5-1 Trading Plan). Transfers of Qualcomm securities where the Designated Insider continues to control and directly or indirectly beneficially own the securities following the transfer (e.g., a transfer for estate planning purposes from an account in the name of the Designated Insider to a trust controlled by the Designated Insider) may be made during a closed window, subject to preclearance from Stock Administration-Legal.
3.Margin Accounts and Pledges. Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. As a result, a margin sale or foreclosure sale may occur at a time when the customer or borrower is aware of material nonpublic information or otherwise is not permitted to trade in Qualcomm securities. Accordingly, Designated Insiders are prohibited from holding Qualcomm securities in a margin account and from pledging Qualcomm securities.
4. Transactions by Family Members and Others Related Parties. Designated Insiders should be aware that transactions in Qualcomm securities by family members or others living in the same household as the Designated Insider may be attributed to the Designated Insider by the SEC, FINRA or other regulatory bodies. Therefore, Designated Insiders should advise such persons of the restrictions set forth in this Policy, including the requirement to trade only during an open trading window and when the Designated Insider is not otherwise in possession of material nonpublic information. In addition, Designated Insiders subject to Section 16 should be aware that they are presumed to have “beneficial ownership” over securities held by an immediate family member living in the same household or by certain trusts in which the Designated Insider has an interest (e.g., as trustee, beneficiary or settlor/grantor). As such, transactions in Qualcomm securities by these individuals or entities are reportable to the same extent as if they were transactions by the Designated Insider (see “Public Disclosure” below). Designated Insiders with questions regarding transactions by family members or other related parties should contact [***]@qualcomm.com.

5.Prohibition on Non-Rule 10b5-1 Trading Arrangements. Except for a 10b5-1 Trading Plan established in compliance with Exhibit B, no Designated Insider shall adopt any written trading arrangement for trading Qualcomm securities.
F.Public Disclosure.
Transactions in Qualcomm securities by Designated Insiders subject to Section 16 are subject to certain reporting requirements mandated by the SEC and by Qualcomm’s public disclosure policies. All transactions by such persons, including through 10b5-1 Trading Plans, must be reported to Qualcomm immediately in order to comply with these policies and regulations.
Last revised October 7, 2024

EXHIBIT B
TO THE QUALCOMM INCORPORATED INSIDER TRADING POLICY

Special Guidelines for 10b5-1 Trading Plans
A Designated Insider shall not have violated this Policy if he or she effects a transaction in Qualcomm securities while in possession of material nonpublic information if the transaction meets all of the criteria below.
1.The transaction is made pursuant to a documented plan (a “Plan” or “10b5-1 Trading Plan”) entered into in good faith that complies with all of the provisions of SEC Rule 10b5-1, as it may be amended from time to time (the “Rule”), including, without limitation:
a.The Plan must specify, or include a written formula or algorithm, or computer program for determining, the amount of securities to be purchased or sold and the price at which and the date on which the securities are to be purchased or sold;
b.The Plan must be adopted at a time when the trading window is open and the Designated Insider is otherwise not in possession of material nonpublic information;
c.The Plan must include the applicable “cooling-off period” required by the Rule. Specifically, the Plan must provide that no purchases or sales shall occur until the expiration of a cooling-off period consisting of:
i.for Designated Insiders subject to Section 16, the later of (i) 90 days after adoption of the Plan or (ii) two business days following the disclosure of Qualcomm’s financial results in a Form 10-Q or Form 10-K for the quarter in which the Plan was adopted (up to a maximum of 120 days after adoption of the Plan); or
ii.for other Designated Insiders, 30 days after adoption of the Plan.
d.The Plan must include the representation required under the Rule for Designated Insiders subject to Section 16;
e.The Plan must be adopted at a time when the Designated Insider has no other Plan outstanding and the Designated Insider must not subsequently enter into another Plan providing for transactions during overlapping periods, in each case subject to limited exceptions as provided in the Rule; and
f.If the Plan does not provide for an “eligible sell-to-cover transaction” (as described in Rule 10b5-1(c)(1)(ii)(D)(3)) and is a “single-trade Plan” (i.e., a Plan that is designed to effect the open-market purchase or sale of the total amount of securities as a single transaction), the Designated Insider must not have adopted any other single-trade Plan within the prior 12 months.
2.The Plan must also prohibit the Designated Insider and any other person who possesses material nonpublic information from exercising any subsequent influence over how, when or whether to effect purchases or sales under the Plan (including the size and price of transactions).
3.The Designated Insider must act in good faith with respect to the Plan.
4.The Plan must be approved by Qualcomm’s Rule 10b5-1 Plan Review Committee, which shall be composed of persons selected by and serving at the discretion of the Trading Compliance Officers

(the “10b5-1 Committee”). Any action by a majority of the members of the 10b5-1 Committee shall constitute the action of the 10b5-1 Committee.
5.Qualcomm reserves the right to withhold approval of any Plan that the 10b5-1 Committee determines, in its sole discretion,
a.Fails to comply with the Rule;
b.Exposes Qualcomm or the Designated Insider to liability under any other applicable state or federal rule, regulation or law;
c.Creates any appearance of impropriety;
d.Fails to meet the guidelines established by Qualcomm; or
e.Otherwise fails to satisfy the 10b5-1 Committee for any reason.
6.Any modification to a Plan requires the prior approval of the 10b5-1 Committee as provided above and must be adopted during an open trading window. In addition, any modification or change to the amount, price or timing of the purchase or sale of securities under the Plan (or change to the formula, algorithm or computer program, as applicable, that determines those items) or any plan modification, such as the substitution or removal of a broker that is executing trades pursuant to the Plan on behalf of the Designated Insider, that changes the price or date on which purchases or sales are to be executed, is considered a termination of the Plan and adoption of a new Plan, and the Designated Insider must comply with the requirements of the Rule and this Exhibit B regarding adoption of a new Plan.
7.A Plan may be terminated at any time. However, if a Plan is terminated, any new Plan adopted in its place can be adopted only when the trading window is open and the Designated Insider is otherwise not in possession of material nonpublic information. In addition, the applicable cooling-off period (as provided in Section 1(c) above) must expire following the adoption of a new Plan before any transaction occurs pursuant to the new Plan.
8.Each Plan must provide appropriate mechanisms to ensure that the Designated Insider complies with all applicable SEC rules and regulations.
9.Each Plan must provide for the suspension of all transactions under such Plan in the event that Qualcomm, in its sole discretion, deems such suspension necessary and advisable, including suspensions necessary to comply with trading restrictions imposed in connection with any lock-up agreement required in connection with a securities issuance transaction or other similar event.
10.None of Qualcomm, the 10b5-1 Committee or any of Qualcomm’s officers, employees or other representatives shall be deemed, solely by their approval of a Designated Insider’s Plan, to have represented that any Plan complies with the Rule or to have assumed any liability or responsibility to the Designated Insider or any other party if such Plan fails to comply with the Rule.